Exhibit 99.1

Hestia Capital Thanks Fellow Stockholders for Their Support at Pitney Bowes’ 2023 Annual Meeting

Announces Stockholders Voted to Elect Four Hestia-Nominated Director Candidates to the Company’s Nine-Member Board

Appreciates Stockholders for Providing a Clear Mandate for Constructive, Positive Change

PITTSBURGH--(BUSINESS WIRE)--Hestia Capital Management, LLC (collectively with its affiliates, “Hestia” or “we”), which is the third largest stockholder of Pitney Bowes, Inc. (NYSE: PBI) (“Pitney Bowes” or the “Company”) and holds a 9.1% stake, today commented on the outcome of the Company’s 2023 Annual Meeting of Stockholders (the “Annual Meeting”). At the Annual Meeting, stockholders voted to elect four of Hestia’s highly qualified and independent candidates – Milena Alberti-Perez, Todd Everett, Katie May and Kurt Wolf – to the Company’s nine-member Board of Directors (the “Board”).

Mr. Wolf, the Founder and Chief Investment Officer of Hestia, stated:

“We greatly appreciate our fellow stockholders for voting to elect four Hestia-nominated director candidates at this year’s Annual Meeting. We also want to thank the many stockholders who took the time to engage in thoughtful two-way conversations with us in recent weeks and months. That engagement will benefit the four of us as we enter the boardroom and start working with the incumbent directors to spur a value-generating turnaround at Pitney Bowes. Now that this election contest is over, all of our time can be devoted to strengthening the Company. Our slate believes it has been given a mandate for constructive, positive change – and we look forward to working with our fellow directors to deliver on that mandate over the near-term and long-term.

On a personal note, I want to take this opportunity to thank the departing directors for their commitment and years of service to Pitney Bowes. Along with the remaining directors, they have been true champions of Pitney Bowes and its storied brand.

I also want to conclude by reaffirming that I will not be accepting Board fees or seeking expense reimbursement for costs incurred in recent months, to ensure that my interests are perfectly aligned with my fellow stockholders. This was a pledge I made to my fellow stockholders, and one that I will absolutely keep.”

About Hestia Capital

Hestia Capital is a long-term focused, deep value investment firm that typically makes investments in a narrow selection of companies facing company-specific, and/or industry, disruptions. Hestia seeks to leverage its General Partner’s expertise in competitive strategy, operations and capital markets to identify attractive situations within this universe of disrupted companies. These companies are often misunderstood by the general investing community or suffer from mismanagement, which we reasonably expect to be corrected, and provide the ‘price dislocations’ which allows Hestia to identify, and invest in, highly attractive risk/reward investment opportunities.

Contacts

Longacre Square Partners

Charlotte Kiaie / Miller Winston, 646-386-0091

hestia@longacresquare.com

Saratoga Proxy Consulting LLC

John Ferguson / Joe Mills, 212-257-1311

info@saratogaproxy.com